May 27, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Nicholas O’Leary

Re: Acceleration Request for Biodesix, Inc. Registration Statement on Form S-3 (File No. 333-296122)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biodesix, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-296122, (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on May 29, 2026, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

[Signature Page Immediately Follows]

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Frank F. Rahmani of Sidley Austin LLP at (650) 565-7050.

Very truly yours,

/s/ Robin Harper Cowie
Robin Harper Cowie
Chief Financial Officer

cc:	Scott Hutton, Biodesix, Inc.

Frank F. Rahmani, Sidley Austin LLP